UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number: 001-12215

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROFIT SHARING PLAN OF QUEST DIAGNOSTICS INCORPORATED

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED
3 GIRALDA FARMS
MADISON, NEW JERSEY 07940

The Profit Sharing Plan of Quest Diagnostics Incorporated

Index to Financial Statements and Additional Information

Page

Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements	4

Signature	15

Exhibit

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Profit Sharing Plan of Quest Diagnostics Incorporated

We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
New York, New York
June 24, 2010

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008
(dollars in thousands)

	2009	2008

Assets
Investments, at fair value:
Investment in Master Trust	$2,258,693	$—
Investments	—	1,717,527
Participant loans	—	71,545

Total investments	2,258,693	1,789,072

Other assets	—	373

Net assets available for benefits at fair value	$2,258,693	$1,789,445

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,140)	(9,538)

Net assets available for benefits	$2,255,553	$1,779,907

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2009
(dollars in thousands)

Additions to net assets attributed to:
Net investment income from Master Trust	$397,391

Contributions
Employer	77,599
Participants	122,288

Total contributions	199,887

Total additions	597,278

Deductions from net assets attributed to:
Benefits paid to participants	138,168
Administrative expenses	274

Total deductions	138,442

Net increase	458,836

Net transfers from other plans	16,810

Net assets available for benefits:
Beginning of year	1,779,907

End of year	$2,255,553

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands)

1.	Description of the Plan

          Background – The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”), is a defined contribution plan established by Quest Diagnostics Incorporated (the “Company” or the “Plan Sponsor”) to provide its eligible employees with retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

          Effective January 1, 2009, the Company entered into an agreement with Fidelity Management Trust Company (“FMTC”) to form a master trust (“Master Trust”) to hold the assets of the Plan and the 401(k) Savings Plan of Quest Diagnostics Incorporated (formerly known as the AmeriSave 401(k) Plan) on a commingled basis for investment purposes only. The formation of the Master Trust did not affect the investment options of the participants.

          Plan assets of $1,506 of the HemoCue, Inc. 401(k) Profit Sharing Plan and Trust related to its employees based in the United States were merged with the Plan during July 2009. Additionally, plan assets of $15,943 of the 401(k) Savings Plan of Quest Diagnostics Incorporated related to the employees of Specialty Laboratories, Inc. were transferred into the Plan during July 2009. The assets were transferred to investments in the Plan with similar investment objectives, unless redirected by the participant. Affected employees became eligible to participate in the Plan as of the first pay period of 2009.

          Eligibility and Participant Contributions – All eligible employees who have completed one month of service, as defined, may participate in the Plan. Participants may contribute an amount between 1% and 35% of their eligible compensation, as defined, for the contribution period. Catch-up contributions, as defined in the Internal Revenue Code, are permissible for eligible participants. Participants may modify their contribution percentage at any time.

          Company Matching Contributions – The Company matches 100% of a participant’s contribution, up to 6% of eligible compensation, in cash after the participant completes 12 months of service, as defined, with the Company. The Company may also make discretionary contributions and qualified non-elective contributions. The Company did not make additional discretionary matching contributions in 2009. Qualified non-elective contributions made during 2009 were not material. Company contributions are remitted to the Plan at the same time that the corresponding participants’ contributions are remitted.

          Participant Accounts – A separate individual account is established for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions, plus actual earnings thereon. Earnings are allocated by fund based on the ratio of the participant’s account invested in a particular fund to all participants’ investments in that fund.

          Vesting – Participants immediately vest in their voluntary contributions and Company contributions plus actual earnings thereon. Certain participants who were active in plans sponsored by previous employers have vesting requirements applied to their previous employer contribution accounts consistent with the vesting requirements in effect before the assets were merged into the Plan.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

          Investment Options – Participants may elect to have their voluntary contributions and the Company contributions invested in any or all of the open investment funds, most of which are managed by Fidelity Management & Research Company (“FMRC”). Participants may also elect to have their voluntary contributions and the Company contributions invested in shares of the Company’s common stock. Participants have the ability to modify their investment elections daily, subject to certain short-term trading restrictions imposed by FMRC and the Company’s securities trading policy, which prohibits trading in the Company’s common stock on a short-term basis and while in possession of material non-public information about the Company.

          Effective November 1, 2007, participants cannot contribute greater than 25% per pay period of pre-tax contributions into the Quest Diagnostics Stock Fund. In addition, effective November 1, 2007, participants can transfer monies into the Quest Diagnostics Stock Fund only to the extent the percentage of holdings in the Quest Diagnostics Stock Fund after the transfer remains below 25% of the participant’s entire account balance.

          Participants may elect to receive their dividends on investments in the Quest Diagnostics Stock Fund as a taxable cash payment or continue to have those dividends automatically reinvested.

          Master Trust – Effective January 1, 2009, the Company entered into an agreement with FMTC to form the Master Trust to hold the assets of the Plan and the 401(k) Savings Plan of Quest Diagnostics Incorporated on a commingled basis for investment purposes only. The formation of the Master Trust did not affect the investment options of the participants. As of December 31, 2009, the Plan owned 94.8% of the assets in the Master Trust based on the aggregate balances of all Plan participants’ specifically identified investments that are held by the Master Trust.

          FMTC has been designated as the trustee of the Master Trust and is responsible for the investment, reinvestment, control, and disbursement of the funds and portfolios of the Plan and the 401(k) Savings Plan of Quest Diagnostics Incorporated. Expenses of administering the Plan, including fees and expenses of the Trustee, may be charged to the Plan. Investment fees are charged against the earnings of the funds and portfolios.

          Interest and dividends along with the net appreciation in fair value of investments are allocated to the Plan based upon the Plan’s participation in the investments that comprise the Master Trust.

          Distribution Options – Participants can elect to have their benefit distributions, equal to the value of the vested portion of their account balance, paid in the form of a lump sum distribution; as monthly, quarterly or annual installments; or a direct rollover into another eligible retirement plan or individual retirement account.

          Withdrawals – Withdrawals may be made for qualified emergencies, as defined in the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution,

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

penalties upon withdrawal may apply. Participants may also begin to make withdrawals without penalty at age 59 ½.

          Forfeitures – Employer contributions in forfeited nonvested accounts may be used to reduce future employer contributions or pay the Plan’s expenses.

          Loans to Participants – Participants are permitted to obtain loans in amounts not less than $1 and not greater than the lesser of (1) $50, subject to certain limitations as defined by the Plan, or (2) 50% of the participant’s vested portion of their account value. These loans are secured by one-half of a participant’s vested account balance and bear interest at prime plus 1% at the time the loans are issued. Loans are repayable over a period of up to five years, unless the proceeds are used to purchase a primary residence, in which case the loan is repayable over a period of up to ten years. Principal and interest are repaid to the Plan through payroll deductions for active employees. Participants can elect to pay the entire outstanding balance of a loan directly to FMTC. Participants who are no longer active employees may continue to repay outstanding loan balances directly to FMTC.

          Parties-in-Interest – Certain investments of the Master Trust as of December 31, 2009 and the Plan as of December 31, 2008 are shares of mutual funds, a money market fund, and a collective fund managed by FMRC. These transactions qualify as party-in-interest transactions. As of December 31, 2009, Master Trust investments with a fair value of $2,382,369 were managed by FMRC. As of December 31, 2008, the total fair value of the Plan’s investments in funds managed by FMRC was $1,249,057.

          The Company also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics Incorporated Stock Fund (“Quest Diagnostics Fund”) transactions qualify as party-in-interest transactions. As of December 31, 2009, the total fair value of the Master Trust’s investment in the Quest Diagnostics Fund was $373,926. As of December 31, 2008, the total fair value of the Plan’s investments in the Quest Diagnostics Fund was $337,497. During 2009, total purchases and sales of Quest Diagnostic stock by the Master Trust were $23,372 and $47,649, respectively.

          In addition, participant loans qualify as party-in-interest transactions.

          Tax Status –The Internal Revenue Service has determined and informed the Company by letter dated May 17, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has subsequently been amended. During January 2008, the Plan applied for a tax determination letter, which is currently pending issuance, from the Internal Revenue Service (the “IRS”). The Plan Sponsor and the Plan’s tax counsel believe that the Plan, as amended since the IRS determination, continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

          Plan Administration – The Plan Administrator is the Employee Benefits Committee, which is appointed by the Company’s Board of Directors. The Plan’s trustee and record keeper are FMTC and Fidelity Investments Institutional Operations Company, Inc., respectively.

          Administrative Expenses and Other Fees – Accounting fees and certain administrative expenses of the Plan may be paid by the Plan or the Company. Loan origination and certain distribution fees are charged against participant accounts.

          Termination – The Company intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if Company contributions are completely discontinued.

2.	Summary of Significant Accounting Policies

          Basis of Presentation – The Plan maintains its financial records on the accrual basis of accounting.

          In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “ASC”). The ASC has become the single source of non-governmental accounting principles generally accepted in the United States (“GAAP”) recognized by the FASB in the preparation of financial statements. The ASC does not supersede the rules or regulations of the Securities and Exchange Commission (“SEC”), therefore, the rules and interpretive releases of the SEC continue to be additional sources of GAAP for the Plan. The Plan adopted the ASC as of July 1, 2009. The ASC does not change GAAP and did not have an effect on the amounts reported in the Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

          Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

          Risks and Uncertainties – The Plan provides for participant-directed investment of their voluntary contributions and Company matching contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in these risks could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

          Benefits – Benefits are recorded when paid.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

          Valuation of Investments – Investments are stated at fair value at year-end. Shares of mutual funds, a money market fund, a collective fund, and the Quest Diagnostics stock fund held by the Master Trust and the Plan as of December 31, 2009 and 2008, respectively, are valued at the net asset value determined by FMRC, which approximates fair value. There are no restrictions as to redemption of these investments and the Plan does not have any contractual obligations to further invest in any of the individual funds as of December 31, 2009.

          The FASB issued a standard which requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts (Managed Income Portfolio II Class 3) held by the Master Trust as of December 31, 2009 and the Plan of as December 31, 2008. As required by the standard, the Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investments, as well as an adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

          As of December 31, 2009, an adjustment of $3,140 was necessary to reduce the fair value of the Plan’s investment in the Master Trust attributable to the Managed Income Portfolio II Class 3 fund to contract value. As of December 31, 2008, an adjustment of $9,538 was necessary to reduce the fair value of the Plan’s investment in the Managed Income Portfolio II Class 3 fund to contract value. As of December 31, 2009 and 2008, the Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis, as it pertains to the Managed Income Portfolio II Class 3 investment.

          Participants’ loans are valued at cost, which approximates fair value.

          Refer to Note 4 for additional information related to the valuation of Master Trust investments.

          Security Transactions and Investment Income – Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Dividend income is recorded by the Master Trust on the ex-dividend date. Interest income from other investments is recorded by the Master Trust as earned on the accrual basis.

          Net investment income from Master Trust represents the Plan’s share of the interest, dividends, and net realized and unrealized gains on investments held by the Master Trust.

          Fair Value Measurements – Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs, and are determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure fair value, the Plan would use the most advantageous market, which is the market in which the Plan would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

determine which market is the most advantageous and these costs are then excluded when applying a fair value measurement.

          This standard creates a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3:	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

          New Accounting Standards – In April 2009, the FASB issued a new standard that addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity. Under this standard, if the reporting entity has determined that the volume and level of activity has significantly decreased and the transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be needed. The adoption of this standard effective April 1, 2009 did not have a material effect on amounts reported in the Plan’s financial statements.

          In May 2009, the FASB issued a new standard that relates to accounting for and disclosure of subsequent events in financial statements. This standard provides the authoritative guidance for subsequent events that was previously addressed only in United States auditing standards. This standard establishes general accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued and requires the Plan to disclose the date through which it has evaluated subsequent events and whether that was the date the financial statements were issued or available to be issued. This standard does not apply to subsequent events or transactions that are within the scope of other applicable GAAP that provide different guidance on the accounting treatment for subsequent events or transactions. The adoption of this standard effective June 30, 2009, did not have a material effect on the Plan’s financial statements or the notes thereto. In February 2010, the FASB issued an amendment to this standard, which, among other things exempts Securities and Exchange Commission filers from the requirement to disclose the date through which it has evaluated subsequent events for either original or restated financial statements. The adoption of this standard was effective immediately and did not have a material effect on amounts reported in the Plan’s financial statements or the notes thereto.

          In September 2009, the FASB issued a new standard that provides guidance in estimating the fair value of an entity’s investments when the investment does not have a readily determinable fair value. This standard permits the use of the investment’s net asset value as a practical expedient to determine fair value. This standard also requires additional disclosure of the attributes of these

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption of this standard did not have a material effect on the amounts reported in the Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits or the notes thereto.

          In January 2010, the FASB issued an amendment to the accounting standards related to the disclosures about an entity’s use of fair value measurements. The amended standards will require entities to provide enhanced disclosures about transfers into and out of the Level 1 (fair value determined based on quoted prices in active markets for identical assets and liabilities) and Level 2 (fair value determined based on significant other observable inputs) classifications, provide separate disclosures about purchases, sales, issuances and settlements relating to the tabular reconciliation of beginning and ending balances of the Level 3 (fair value determined based on significant unobservable inputs) classification and provide greater disaggregation for each class of assets and liabilities that use fair value measurements. Except for the detailed Level 3 roll-forward disclosures, the amendment is effective for the Plan for reporting periods beginning after December 31, 2009. The requirement to provide detailed disclosures about the purchases, sales, issuances and settlements in the roll-forward activity for Level 3 fair value measurements is effective for the Plan for reporting periods beginning after December 31, 2010. The Plan does not expect that the adoption of this new standard will have a material effect on its disclosures.

3.	Investments

          The following table presents investments that represented 5 percent or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008 (shares in thousands):

	2009	2008

Investment in Master Trust	$2,258,693	$—
Quest Diagnostics Incorporated (no and 6,502 shares, respectively)	—	337,497
Fidelity Puritan (no and 19,484 shares, respectively)	—	254,460
Fidelity Managed Income Portfolio II Class 3 (no and 244,576 shares, respectively)	—	244,576
Spartan U.S. Equity Index - Advantage (no and 5,336 shares, respectively)	—	170,205
Fidelity Contrafund (no and 2,493 shares, respectively)	—	112,822

          Refer to Note 4 for additional information on the Plan’s investment in the Master Trust as of December 31, 2009 and a summary of the recognized assets of the Master Trust, as of December 31, 2009, that are measured at fair value on a recurring basis.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

          The following table provides a summary of the recognized assets, as of December 31, 2008, that are measured at fair value on a recurring basis:

		Basis of Fair Value Measurements

		Quoted Prices in Active Markets for Identical Assets / Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs

	Total	Level 1	Level 2	Level 3

Assets:
Mutual Funds	$1,129,213	$1,129,213	$—	$—
Quest Diagnostics stock fund	337,497	337,497	—	—
Collective fund	244,576	—	244,576	—
Money market fund	6,241	—	6,241	—
Participant loans	71,545	—	—	71,545

Total investments	$1,789,072	$1,466,710	$250,817	$71,545

          Shares of mutual funds and the Quest Diagnostics Stock Fund are valued at the net asset value determined by FMRC, which approximates fair value. These investments are classified within Level 1 as they are derived from observable inputs that reflect quoted prices in active markets.

          Participant loans are valued at cost, which also approximates fair value. Participant loans have been classified within Level 3 because their fair value is derived from inputs that are unobservable and subject to the Plan’s assumptions.

          The Managed Income Portfolio II Class 3 (the “Portfolio”) is a collective fund that invests in short-term bonds, fixed income securities bond funds and derivative instruments. The Portfolio also invests in third party wrap contracts designed to permit the use of book value accounting to maintain a constant net asset value of $1.00 per unit, although there is no guarantee that the Portfolio will be able to maintain that value. The Portfolio also utilizes the wrap contracts to provide for the payment of participant-directed withdrawals and exchanges at book value under most circumstances. Interest is credited to the Portfolio under the wrap contracts; investment gains and losses are not recognized immediately but rather recognized over time by adjusting the interest rate credited to the Portfolio. The crediting interest rate was 1.53% and 3.48% at December 31, 2009 and 2008, respectively. The average yield rate was 2.74% and 3.40% for 2009 and 2008, respectively. The Portfolio may also purchase investment contracts offered by insurance companies and other approved financial institutions that provide for the payment of a specified rate of interest to the Portfolio and the repayment of interest at maturity. The collective fund and the money market fund have been classified within Level 2 because their

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

fair values are primarily derived from inputs other than quoted prices that are observable.

          The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2008 and 2009:

Loans

Balance, January 1, 2008	$70,477
Issuances, Repayments and Settlements, net	1,068

Balance, December 31, 2008	71,545
Net transfers to Master Trust	(71,545)

Balance, December 31, 2009	$—

4.	Master Trust

          The following table presents the investments held in the Master Trust as of December 31, 2009:

Mutual funds	$1,644,163
Quest Diagnostics stock fund	373,926
Collective fund	277,761
Money market fund	9,547
Participant loans	76,971

Total fair value	2,382,368
Adjustment to contract value	(3,447)

Total investments	$2,378,921

          The following table presents the net investment income for the Master Trust for the year ended December 31, 2009:

	Interest and Dividends	Realized and Unrealized Gains	Net Appreciation

Mutual funds	$33,566	$308,942	$342,508
Quest Diagnostics stock fund	2,499	52,433	54,932
Collective fund	5,301	6,091	11,392
Money market fund	2	—	2
Participant loans	4,949	—	4,949

	$46,317	$367,466	$413,783

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

          The following table provides a summary of the assets in the Master Trust that are measured at fair value on a recurring basis as of December 31, 2009:

		Basis of Fair Value Measurements

		Quoted Prices in Active Markets for Identical Assets / Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs

	Total	Level 1	Level 2	Level 3

Assets:
Mutual funds	$1,644,163	$1,644,163	$—	$—
Quest Diagnostics stock fund	373,926	373,926	—	—
Collective fund	277,761	—	277,761	—
Money market fund	9,547	—	9,547
Participant loans	76,971	—	—	76,971

Total Investments	$2,382,368	$2,018,089	$287,308	$76,971

          Mutual funds and the Quest Diagnostics stock fund are classified within Level 1 as they are derived from observable inputs that reflect quoted prices in active markets.

          Refer to Note 3 for information on the collective fund (Managed Income Portfolio II Class 3). The collective fund and the money market fund have been classified within Level 2 because their fair values are derived from inputs other than quoted prices that are observable. Participant loans are valued at cost, which approximates fair value. Participant loans have been classified within Level 3 because their fair value is derived from inputs that are unobservable and subject to the Plan’s assumptions.

          The table below sets forth a summary of changes in the fair value of the Master Trust’s Level 3 assets for the year ended December 31, 2009:

Participant Loans

Balance, Beginning of Year	$—

Transfers, issuances, repayments, settlements, net	76,971

Balance, End of Year	$76,971

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) – continued

5.       Reconciliation of Financial Statements to Form 5500

          The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008

Net assets available for benefits per the financial statements	$2,255,553	$1,779,907
Add: Adjustment to fair value from contract value for fully benefit-responsive investment contracts	3,140	9,538

Net assets available for benefits per the Form 5500	$2,258,693	$1,789,445

          The following is a reconciliation of net investment income per the Statement of Changes in Net Assets Available for Benefits to the Form 5500:

2009

Net investment income from Master Trust–statement of changes in net assets available for benefits	$397,391
Add: current year adjustment between fair value and contract value for fully benefit-responsive investment contracts	3,140
Less: prior year adjustment between fair value and contract value for fully benefit responsive investment contracts	(9,538)

Investment income per the Form 5500	$390,993

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor of the Profit Sharing Plan of Quest Diagnostics Incorporated has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 24, 2010

The Profit Sharing Plan of Quest Diagnostics Incorporated

By:	/s/ Robert A. Hagemann

Robert A. Hagemann
Member of the Quest Diagnostics Incorporated
Employee Benefits Committee, Plan Administrator